UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

  Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

As further discussed in Notes 1 and 2 to the financial statements, effective December 31, 2013, the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan was merged into the Plan. The transfer of assets due to the Plan merger was reported as “Transfer related to Plan Merger” on the Statement of Changes in Net Assets Available for Benefits.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Columbus, Ohio

June 25, 2014

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	December 31, 2013
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Participant-directed investments (see Note 7)	$2,485,923,021	$—	$—	$2,485,923,021
Nonparticipant-directed investments (Leveraged ESOP)	—	722,893,201	155,368,278	878,261,479

Total investments, at fair value	2,485,923,021	722,893,201	155,368,278	3,364,184,500
Notes receivable from participants	70,604,491	—	—	70,604,491
Employer contribution receivable	—	—	702,141	702,141
Accrued interest receivable and other receivables	9,433,651	736	27	9,434,414

Total receivables	80,038,142	736	702,168	80,741,046
Non-interest bearing cash	918,311	—	—	918,311

Total assets	2,566,879,474	722,893,937	156,070,446	3,445,843,857

LIABILITIES
Leveraged ESOP Note:
Current	—	—	24,835,245	24,835,245
Non-current	—	—	30,606,382	30,606,382
Interest payable (Leveraged ESOP)	—	—	179,076	179,076
Other Payables	7,011,246	165,232	—	7,176,478

Total liabilities	7,011,246	165,232	55,620,703	62,797,181

Net assets, reflecting all investments at fair value	2,559,868,228	722,728,705	100,449,743	3,383,046,676
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(7,154,023)	—	—	(7,154,023)

NET ASSETS AVAILABLE FOR BENEFITS	$2,552,714,205	$722,728,705	$100,449,743	$3,375,892,653

	December 31, 2012
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Participant-directed investments (see Note 7)	$1,620,331,811	$—	$—	$1,620,331,811
Nonparticipant-directed investments (Leveraged ESOP)	—	456,335,086	136,003,612	592,338,698

Total investments, at fair value	1,620,331,811	456,335,086	136,003,612	2,212,670,509
Notes receivable from participants	42,665,318	—	—	42,665,318
Employer contribution receivable	—	—	3,903,749	3,903,749
Accrued interest receivable	—	—	62	62

Total receivables	42,665,318	—	3,903,811	46,569,129

Total assets, reflecting interest in assets of Master Trust	1,662,997,129	456,335,086	139,907,423	2,259,239,638

LIABILITIES
Leveraged ESOP Note:
Current	—	—	19,689,544	19,689,544
Non-current	—	—	40,925,130	40,925,130
Interest payable (Leveraged ESOP)	—	—	195,785	195,785

Total liabilities, reflecting interest in liabilities of Master Trust	—	—	60,810,459	60,810,459

Interest in net assets of Master Trust, reflecting all investments at fair value	1,662,997,129	456,335,086	79,096,964	2,198,429,179
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(9,814,492)	—	—	(9,814,492)

NET ASSETS AVAILABLE FOR BENEFITS	$1,653,182,637	$456,335,086	$79,096,964	$2,188,614,687

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ADDITIONS
Participant contributions	$87,014,628	$—	$—	$87,014,628
Allocation of Leveraged ESOP shares (see Note 5)	—	33,381,735	—	33,381,735
Transfer from/to nonparticipant-directed investments	32,235,054	1,048,167	—	33,283,221
Increase in Leveraged ESOP unallocated account (see Note 5)	—	—	33,461,313	33,461,313
Net investment income:
Net investment income in participation in Master Trust, at fair value	297,602,337	123,776,479	—	421,378,816

Total additions	416,852,019	158,206,381	33,461,313	608,519,713

DEDUCTIONS
Benefit payments to participants and beneficiaries	194,361,426	37,493,371	—	231,854,797
Transfer from/to participant-directed investments	1,048,167	32,235,054	—	33,283,221
Decrease in Leveraged ESOP unallocated account (see Note 5)	—	—	38,328,628	38,328,628
Administrative expenses	700,366	47,509	—	747,875

Total deductions	196,109,959	69,775,934	38,328,628	304,214,521

Transfers to/(from) the Plan, net	2,300,492	(525,584)	—	1,774,908
NET INCREASE/(DECREASE)	223,042,552	87,904,863	(4,867,315)	306,080,100
Transfer related to Plan Merger (a)	676,489,016	178,488,756	26,220,094	881,197,866
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2012	1,653,182,637	456,335,086	79,096,964	2,188,614,687

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2013	$2,552,714,205	$722,728,705	$100,449,743	$3,375,892,653

(a)	On December 31, 2013, the Net Assets Available for Benefits of the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan were merged into the Plan as discussed in Notes 1 and 2.

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

1.	Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) or the Plan Prospectus for a more complete description of the Plan.

Effective December 31, 2013 (Plan Merger Date), the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan (Bargaining Plan) was merged (Plan Merger) with and into the Plan. All participants under the Bargaining Plan (Bargaining Unit Participant) at the time of the Plan Merger have a benefit immediately after the merger which is the same as the benefit determined under the Bargaining Plan immediately before the merger. In conjunction with the Plan Merger, the Master Trust for Retirement Savings Plans of NextEra Energy, Inc. and Affiliates (Master Trust) was renamed the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) and amended to be a single trust.

See Note 2 for additional detail about the Plan Merger.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participation in the Plan is voluntary. The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Pretax Contributions) until such contributions are distributed from the Plan. Under current tax law, the annual limitation on Pretax Contributions for the 2014 and 2013 Plan years is $17,500. In addition, individuals age 50 or older who contributed the maximum allowable under the Pretax Option in the Plan have the option of contributing up to an additional $5,500 annually in Pretax Contributions in 2014 and 2013.

Non-bargaining employees of NextEra Energy, Inc. (the Company) and its subsidiaries are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter. Effective with the Plan Merger, Bargaining unit employees of the Company and its subsidiaries, with the exception of employees in the International Brotherhood of Electrical Workers local 2150 (IBEW 2150) at NextEra Energy Point Beach, LLC (NextEra Energy Point Beach), are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter. Employees in the IBEW 2150 at NextEra Energy Point Beach are eligible to participate in the Plan on the first day of employment.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of NextEra Energy, Inc. (Company Stock). Pursuant to the Leveraged ESOP, the Master Trust purchased Company Stock from the Company using the proceeds of a loan (Acquisition Indebtedness) from NextEra Energy Capital Holdings, Inc., a wholly-owned subsidiary of the Company. The Company Stock acquired by the Master Trust (now held in the Trust) is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, Company Stock is released from the Leveraged ESOP Account and allocated to Participants.

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock, distribution of dividends in cash, or a partial cash distribution of dividends with the balance reinvested in Company Stock. Dividends on unallocated Company Stock held in the Leveraged ESOP do not qualify under this program.

Trustee

Fidelity Management Trust Company (Trustee) administers the Trust established to hold the assets and liabilities of the Plan. The Trustee administered the Master Trust prior to the Plan Merger.

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan sponsor, as defined by ERISA. Fidelity Workspace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Employee Contributions

The Plan allows for combined pretax and after-tax contributions by eligible employees in whole percentages of up to 50% of their eligible earnings, as defined by the Plan.

NextEra Energy Point Beach bargaining unit eligible employees represented by IBEW 2150 (Eligible Employee) hired or rehired after January 1, 2008 shall be deemed to have elected to make a pretax contribution of 3% in the Plan unless such Eligible Employee otherwise affirmatively revokes or modifies his or her pretax election within 60 days of his or her date of hire.

As of December 31, 2013, Participants could elect to invest in any combination of the 26 different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan’s limitations on investments in Company Stock.

Employer Contributions

The table below presents the employer contribution formula for the various Participant groups covered by the Plan as of December 31, 2013 and 2012, for non-bargaining employees and as of December 31, 2013 for Bargaining Plan employees. Refer to Note 2 for additional disclosures about the Plan Merger.

Participant Group	Benefit
NextEra Energy, Inc. and subsidiaries Non-Bargaining and Bargaining Unit Employees, not listed below	100% on the first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution
NextEra Energy Seabrook, LLC (NextEra Energy Seabrook) Non-Bargaining Employees hired prior to November 1, 2002 NextEra Energy Seabrook Bargaining Unit Employees hired prior to January 1, 2004	100% on the first 3% of employee contribution

NextEra Energy Duane Arnold, LLC Non-Bargaining Employees hired prior to January 27, 2006 and NextEra Energy Point Beach, LLC Non-Bargaining Employees hired prior to September 28, 2007

NextEra Energy Duane Arnold, LLC Bargaining Unit Employees and NextEra Energy Point Beach Bargaining Unit Employees (not represented by IBEW 2150)

100% on the first 3% of employee contribution 50% on the next 2% of employee contribution
NextEra Energy Point Beach Bargaining Unit Employees represented by IBEW 1250	100% on the first 1% of employee contribution 50% on the next 6% of employee contribution

Company matching contributions are made in the form of Company Stock through allocation of shares held in suspense in the Leveraged ESOP Account. The Company makes cash contributions for the difference between the dividends on the shares acquired by the Leveraged ESOP Account and the required principal and interest payments on Acquisition Indebtedness. Prior to the Plan Merger, the Plan was allocated a 2013 Company cash contribution of $518,863 (see

Note 5). Contributions are subject to certain limitations.

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. At December 31, 2013 and 2012, the balance of the forfeiture account was $76,103 and $40,579, respectively. Forfeitures applied to administrative fees in 2013 totaled $26,772. In addition, forfeitures totaling $1,048,167 were used to reduce the amount of Company matching contribution during 2013.

Vesting

Participants are immediately 100% vested in employee contributions.

Company matching contributions vest at a rate of 20% each year of service and are fully vested upon a Participant attaining five years of service, except as noted below.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NextEra Energy Seabrook, LLC non-bargaining employees hired prior to November 1, 2002, NextEra Energy Duane Arnold, LLC non-bargaining employees hired prior to January 27, 2006 and NextEra Energy Point Beach, LLC non-bargaining employees hired prior to September 28, 2007 are fully vested immediately in Company matching contributions. For employees of NextEra Energy Maine Operating Services, LLC hired prior to August 1, 2006, Company matching contributions are fully vested upon attaining six months of service.

For bargaining unit employees of NextEra Energy Maine hired prior to May 15, 2008, employer contributions are fully vested upon attaining six months of service. For bargaining unit employees of NextEra Energy Seabrook hired prior to January 1, 2009 and bargaining unit employees of NextEra Energy Point Beach other than employees represented by IBEW 2150, employer contributions are fully vested immediately. For bargaining unit employees of NextEra Energy Point Beach represented by IBEW 2150 hired on or after September 28, 2007, employer contributions are fully vested after attaining one year of service. For bargaining unit employees of NextEra Energy Duane Arnold, LLC existing on the date of acquisition of the Duane Arnold Energy Center (January 27, 2006), employer contributions are fully vested. For all bargaining unit employees of NextEra Energy Point Beach existing on the date of acquisition of the Point Beach Nuclear Plant (September 28, 2007), employer contributions are fully vested.

Under certain circumstances, an employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

Notes Receivable from Participants

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by prior loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. The annual rate of interest on Participant loans is fixed and takes into account the prime rate at the time of origination of the loan. The interest rates range from 3.25% to 7.75% for loans outstanding at December 31, 2013. The maturity dates for loans outstanding at December 31, 2013 ranged from 2014 through 2018.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Transfers to (from) the Plan represented net transfers between the Plan and the Bargaining Plan prior to the Plan Merger. The majority of transfers arose as a result of Participants transferring between bargaining unit and non-bargaining unit positions while employed by the Company and its affiliated companies.

The Transfer related to Plan Merger on the Statement of Changes in Net Assets Available for Benefits is a result of the Plan Merger, see Note 2 for further details.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. All other expenses are paid directly by the Plan through forfeitures or revenue sharing that the Plan receives either directly or indirectly from certain of the Plan’s investment options. Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code that limit this right while Leveraged ESOP Acquisition Indebtedness remains outstanding. In the event of Plan termination, Participants will become 100% vested in their accounts.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

2.	Plan Merger

Effective December 31, 2013, the Bargaining Plan was merged with and into the Plan. Bargaining Plan Net Assets Available for Benefits of $881,197,866 were transferred to the Plan and are reflected as “Transfer related to Plan Merger” in the Statement of Changes in Net Assets Available for Benefits.

3.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reported at fair value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Prior to December 31, 2013 the fair value of the Plan’s interest in the Master Trust was based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and expenses. The underlying investments of the Master Trust were valued at fair value.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan, as well as investments held as underlying investments of the Master Trust.

Registered investment companies (mutual funds), Company Stock and other common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (level 1 inputs), which represent the net asset value of such shares at year end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (level 1 inputs). Company Stock and other common stock are valued at their quoted market price in active markets (level 1 inputs).

Investment in shares of fixed income commingled funds, which are registered investment companies, are valued at the net asset value of such shares held (level 2 inputs). The investment objectives of these registered investment companies valued at net asset value vary, with some holding diversified portfolios of domestic or international stocks, diversified portfolios of bonds, inflation-protected bonds, money market securities and/or real estate securities. Each of these registered investment companies which are valued at net asset value provide for daily redemptions reported at net asset value per unit share, with no advance notice requirement. There are currently no unfunded commitments related to any of these registered investment companies.

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund managers as of the financial statement dates and on recent transaction prices (level 2 inputs). The investment objectives of the underlying collective trust funds vary, with some holding diversified portfolios of domestic or international stocks, diversified portfolios of bonds, inflation-protected bonds, money market securities, commodity securities and/or real estate securities. Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement. There are currently no unfunded commitments related to any collective trust fund.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Managed Income Fund: The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 8 – Managed Income Fund) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates.

The Managed Income Fund is a synthetic guaranteed investment contract which is valued at the estimated fair value of the underlying investments of the contracts, primarily debt securities and wrapper contracts. The fair values of U.S. Treasury notes are reflected at the closing price reported in the active market in which the security is traded (level 1 inputs). Asset-backed and mortgage-backed securities are valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (level 2 inputs). The fair values of corporate bonds are estimated based on yields currently available on comparable securities of issues with similar credit ratings (level 2 inputs). The fair values of government agency notes are estimated based on current rates for similar instruments (level 2 inputs).

Wrapper contracts: Investments in wrapper contracts are valued at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio of securities. For 2013 and 2012, the fair value of the wrapper contracts was not material. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the Plan’s interest in the contract value of the Managed Income Fund because the Plan’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of Participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A wrap issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the wrap issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from Participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances in the Plan.

Subsequent Events

The Company has evaluated events and transactions through the date these financial statements were issued.

4.	Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

5.	Leveraged Employee Stock Ownership Plan (Nonparticipant-Directed Unallocated)

The Leveraged ESOP Account holds unallocated Company Stock that was purchased by the Master Trust on behalf of the Plan and the Bargaining Plan and the associated Acquisition Indebtedness.

Up to the Plan Merger Date (see Notes 1 and 2), the Leveraged ESOP Account was allocated to the Plan and Bargaining Plan for financial reporting purposes proportionately based on each Plan’s relative end-of-year net assets excluding the net assets of the Leveraged ESOP Account. At December 31, 2012, the Plan’s allocation of Company Stock held in the Leveraged ESOP Account, accrued interest receivable, Acquisition Indebtedness and interest payable were reflected in the statements of net assets available for benefits. At December 31, 2013, the Plan held all of the remaining unallocated Company Stock as well as the entire outstanding Acquisition Indebtedness and interest payable. Prior to the Plan Merger, the net effect of a change in the allocation percentage from year to year for the Plan and the Bargaining Plan was reported as a reallocation of the Leveraged ESOP Account. The value of the shares allocated to accounts of Participants under the Plan was not affected by these allocations.

Company Stock is released from the Leveraged ESOP Account and allocated to accounts of Participants under the Plan at the fair value of the shares on the date of the allocation in satisfaction of part or all of the Company’s matching contribution requirement under the Plan. The Acquisition Indebtedness is repaid quarterly from dividends on the shares held by the Leveraged ESOP Account, as well as from cash contributions from the Company. The number of shares released from the Leveraged ESOP Account and allocated to accounts of Participants during the year is based on the ratio of the total of the current year’s principal and interest payments to the total principal and interest payments remaining, including the current year.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Condensed financial information for the Leveraged ESOP Account is presented below, and indicates the approximate allocations made to the Plan and Bargaining Plan prior to the Plan Merger. The net assets information below has been allocated to the Plan and, at December 31, 2012, to the Plan and the Bargaining Plan, but not to the Participants. The effect of the 2013 Leveraged ESOP activity on net assets has been allocated to the Plan but not to the Participants and is included in the financial statements of the Plan.

December 31, 2013
Total Leveraged ESOP Account

Allocation Percentage	100%

Accrued interest receivable	$27
Employer contribution receivable	702,141
Company Stock	155,368,278

Total assets	156,070,446

Interest payable	179,076
Acquisition Indebtedness	55,441,627

Total liabilities	55,620,703

Net assets at December 31, 2013	$100,449,743

	December 31, 2012
	Total Leveraged ESOP Account	Plan	Bargaining Plan

Allocation Percentage	100%	73.33%	26.67%

Accrued interest receivable	$85	$62	$23
Employer contribution receivable	5,323,812	3,903,749	1,420,063
Registered investment companies	316,769	232,275	84,494
Company Stock	185,160,743	135,771,337	49,389,406

Total assets	190,801,409	139,907,423	50,893,986

Interest payable	267,006	195,785	71,221
Acquisition Indebtedness	82,664,415	60,614,674	22,049,741

Total liabilities	82,931,421	60,810,459	22,120,962

Net assets at December 31, 2012	$107,869,988	$79,096,964	$28,773,024

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

	Year Ended December 31, 2013
	Total Leveraged ESOP Account	Plan	Bargaining Plan

Employer contributions	$702,141	$518,863	$183,278
Interest Income	362	266	96
Dividends	6,062,630	4,480,120	1,582,510
Net appreciation in fair value of Company Stock	38,111,058	28,163,043	9,948,015

Total	44,876,191	33,162,292	11,713,899

Interest expense	(6,694,280)	(4,946,892)	(1,747,388)

Net gain	38,181,911	28,215,400	9,966,511
Allocation of shares to Plans	(45,602,156)	(33,381,735)	(12,220,421)
Reallocation of Leveraged ESOP	—	299,020	(299,020)

Effect of current year Leveraged ESOP Activity on net assets	(7,420,245)	(4,867,315)	(2,552,930)
Transfer related to Plan Merger (a)	—	26,220,094	(26,220,094)
Net assets at December 31, 2012	107,869,988	79,096,964	28,773,024

Net assets at December 31, 2013	$100,449,743	$100,449,743	$—

(a)	Refer to Notes 1 and 2 for additional disclosure regarding Plan Merger on December 31, 2013.

Acquisition Indebtedness

In December 1990, the Master Trust, which held assets for the Plan and the Bargaining Plan, borrowed $360 million from NextEra Energy Capital Holdings, Inc. to purchase approximately 24.8 million shares of Company Stock. The Acquisition Indebtedness is currently held by EMB Investments, Inc. (the Lender) which is a wholly-owned subsidiary of NextEra Energy Capital Holdings, Inc. The Acquisition Indebtedness is currently scheduled to mature in 2016, bears interest at a fixed rate of 9.69% per annum and is to be repaid using dividends received on both Company Stock held by the Leveraged ESOP Account and Leveraged ESOP shares allocated to accounts of participants under the Plan and, prior to the Plan Merger, the Bargaining Plan, together with cash contributions from the Company. For dividends on shares allocated to participant accounts used to repay the loan, additional shares equal in value to those dividends are allocated to accounts of participants under the Plan and, prior to the Plan Merger, the Bargaining Plan. In 2013, dividends received from both shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the Plan and the Bargaining Plan totaled $6,062,630 and $22,501,061, respectively. Employer contributions for the 2013 debt service shortfall totaled $702,141.

The unallocated shares of Company Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As debt payments are made, a percentage of Company Stock is released from collateral and becomes available to satisfy Company matching contributions, as well as to replace dividends on Leveraged ESOP shares allocated to participant accounts used to repay the Acquisition Indebtedness. The Company typically makes optional prepayments of the Acquisition Indebtedness when the number of shares required to provide Company matching contributions and to restore dividends on allocated Leveraged ESOP shares used to repay the Acquisition Indebtedness exceeds the shares released from collateral resulting from scheduled debt payments. In 2013, the lender and the Company agreed to the release of Leveraged ESOP shares prior to the receipt of certain optional debt prepayments, provided that the aggregate amount due was paid by March 2014. Such aggregate amount totaled $1,072,939, of which $370,798 was paid in December 2013 and the remaining balance of $702,141 was paid in March 2014. During 2013, 861,494 shares of Company Stock were released from collateral for the Acquisition Indebtedness. The 861,494 shares consisted of 577,923 shares to provide Company matching contributions and 283,571 shares to restore dividends on allocated Leveraged ESOP shares used to repay the Acquisitions Indebtedness. The Leveraged ESOP debt, with carrying values of $55,441,627 and $82,664,415 at December 31, 2013 and 2012, respectively, is estimated to have a fair value that is not materially different from carrying value. The fair value is estimated using a discounted cash flow valuation technique, based upon interest rates currently available to the Company on debt with similar terms, maturities, and structures (level 2 inputs).

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

The scheduled principal repayments and 2014 optional prepayment of Acquisition Indebtedness are as follows:

Year	Repayment Amount
2014	$24,835,245
2015	$27,265,500
2016	$3,340,882

6.	Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Acquisition Indebtedness is currently held by the Lender which is a wholly-owned subsidiary of NextEra Energy Capital Holdings, Inc., which is a wholly-owned subsidiary of the Company. As of December 31, 2013, 1,814,626 shares of Company Stock held by the Plan served as collateral for the outstanding Leveraged ESOP Acquisition Indebtedness. As of December 31, 2012, 2,676,120 shares of Company Stock held by the Master Trust served as collateral for the outstanding Leveraged ESOP Acquisition Indebtedness. Amounts receivable from the Company for the optional debt prepayment made in March 2014 are reflected as an employer contribution receivable (see Note 5).

Dividend income earned by the Plan includes dividends on Company Stock. Dividends on shares held in the Leveraged ESOP Account and the Company’s Stock LESOP Fund (see Note 8 – NextEra Energy, Inc. Stock LESOP Fund) were used to repay in part the Acquisition Indebtedness. Certain dividends on shares held in Participants’ accounts are reinvested in Company Stock for the benefit of the Plan’s Participants pursuant to the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates.

At December 31, 2013 and 2012, the number of shares of Company Stock held in Participant accounts totaled 12,749,692 and 9,830,027, respectively, with a fair value of $1,091,628,657 and $680,139,593, respectively. During 2013, dividends on shares of Company Stock held in Participants’ accounts totaled $25,220,005. During 2013, the Plan’s proportionate share of dividends on shares of Company Stock held in the Leveraged ESOP Account totaled $4,480,120.

Certain Plan investments are managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from Participants held by the Plan of $70,604,491 and $42,665,318 at December 31, 2013 and December 31, 2012, respectively, are also considered party-in-interest transactions.

7.	Investments/Interest in Master Trust

Prior to December 31, 2013, all of the Plan’s assets and liabilities were commingled with the assets of the Bargaining Plan in the Master Trust.

The Plan’s relative share of ownership of the total net assets of the Master Trust was approximately 73.33% at December 31, 2012. The Plan’s relative share of ownership varied in each of the underlying investments of the Master Trust, excluding the Leveraged ESOP Account (see Note 5), based on Participants’ investment elections. Prior to the Plan Merger, income, and the expenses of, the Master Trust were allocated to the Plan and the Bargaining Plan based on each plan’s interest in the underlying investments of the Master Trust.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

The following table presents net assets held by the Plan as of December 31, 2013 and in the Master Trust as of December 31, 2012, including the fair value of investments held, and the contract value adjustment, as applicable, pertaining to the fully benefit-responsive investment contracts held.

	December 31,
	2013	2012
Assets
Investments at fair value:
Registered investment companies	$532,522,973	$528,764,898
Collective trust funds	919,369,341	750,150,989
Common stocks	1,565,962,519	1,350,944,375
U.S. Treasury notes	168,724,309	223,643,111
Government agency notes	34,014,907	31,913,000
Asset-back securities	41,763,027	30,697,915
Mortgage-backed securities	52,329,930	49,202,156
Corporate bonds	49,418,093	41,119,621
Other	79,401	444,700

Total investments at fair value	3,364,184,500	3,006,880,765
Notes receivable from Participants	70,604,491	67,459,350
Employer contribution receivable	702,141	5,323,812
Accrued interest and other receivables	9,434,414	5,475,935
Non-interest bearing cash	918,311	19,522

Total assets	3,445,843,857	3,085,159,384

Liabilitites
Leveraged ESOP note payable	55,441,627	82,664,415
Interest payable (Leveraged ESOP)	179,076	267,006
Other payables	7,176,478	3,674,460

Total liabilities	62,797,181	86,605,881

Net assets reflecting all investments at fair value	3,383,046,676	2,998,553,503
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(7,154,023)	(13,789,130)

Net assets	$3,375,892,653	$2,984,764,373

Investment income for the Master Trust was as follows:

Year Ended December 31, 2013
Investment income (1)
Net appreciation in fair value of investments:
Registered investment companies	$35,306,151
Collective trust funds	150,801,319
Company Stock	255,971,521
Common stocks	90,390,202

Total net appreciation	532,469,193
Interest and dividends	82,543,390

Total investment income	$615,012,583

(1)	The table includes investment income from the Leveraged ESOP (See Note 5).

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2013:

	Fair Value Measurements At December 31, 2013 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Equity securities:
Common stocks (a)	$318,965,584	$—	$—	$318,965,584
Company Stock	375,171,456	—	—	375,171,456
Equity commingled funds (b)(c)	347,516,303	583,130,690	—	930,646,993
Fixed income commingled funds (d)(e)	84,113,063	148,585,694	—	232,698,757
Blended commingled funds (f)	—	282,110,564	—	282,110,564
U.S. Treasury notes	168,724,309	—	—	168,724,309
Government agency notes (g)	—	34,014,907	—	34,014,907
Asset-backed securities	—	41,763,027	—	41,763,027
Mortgage-backed securities	—	52,329,930	—	52,329,930
Corporate bonds	—	49,418,093	—	49,418,093
Other	—	79,401	—	79,401

Total participant-directed investments	1,294,490,715	1,191,432,306	—	2,485,923,021

Nonparticipant-directed investments (Leveraged ESOP):
Equity securities:
Company Stock	871,825,479	—	—	871,825,479
Fixed income commingled funds (d)	6,436,000	—	—	6,436,000

Total nonparticipant-directed investments	878,261,479	—	—	878,261,479

Total investments at fair value	$2,172,752,194	$1,191,432,306	$—	$3,364,184,500

(a)	Includes foreign investments of $2,979,858 classified as Level 1.
(b)	Includes registered investment companies of $347,516,303 classified as Level 1.
(c)	Includes collective trust funds of $583,130,690 including foreign funds of $133,473,626 classified as Level 2.
(d)	Includes money market mutual fund investments of $86,888,516 and registered investment company investments of $3,660,547 classified as Level 1.
(e)	Includes registered investment company investments of $94,457,608 and collective trust fund investments of $54,128,086 classified as Level 2.
(f)	Includes collective trust fund investments of $282,110,564 classified as Level 2.
(g)	Includes foreign investments of $3,059,689 classified as Level 2.

During the 2013 Plan year there were no transfers between Level 1 and Level 2 investments.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets that are measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value Measurements At December 31, 2012 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Equity securities:
Common stocks	$231,043,358	$—	$—	$231,043,358
Company Stock	334,380,443	—	—	334,380,443
Equity commingled funds (a)(b)	274,634,448	462,494,973	—	737,129,421
Fixed income commingled funds (c)(d)	113,076,253	185,530,698	—	298,606,951
Blended commingled funds (e)	—	237,693,431	—	237,693,431
U.S. Treasury notes	223,643,111	—	—	223,643,111
Government agency notes (f)	—	31,913,000	—	31,913,000
Asset-backed securities	—	30,697,915	—	30,697,915
Mortgage-backed securities	—	49,202,156	—	49,202,156
Corporate bonds	—	41,119,621	—	41,119,621
Other	—	444,700	—	444,700

Total participant-directed investments	1,176,777,613	1,039,096,494	—	2,215,874,107

Nonparticipant-directed investments (Leveraged ESOP):
Equity securities:
Company Stock	785,520,574	—	—	785,520,574
Fixed income commingled funds (c)	5,486,084	—	—	5,486,084

Total nonparticipant-directed investments	791,006,658	—	—	791,006,658

Total investments at fair value	$1,967,784,271	$1,039,096,494	$—	$3,006,880,765

(a)	Includes registered investment companies of $274,634,448 including foreign funds of $4,423,631 classified as Level 1.
(b)	Includes collective trust funds of $462,494,973 including foreign funds of $118,542,050 classified as Level 2.
(c)	Includes money market mutual funds of $118,562,337 classified as Level 1.
(d)	Includes registered investment companies of $135,568,113 and collective trust funds of $49,962,585 classified as Level 2.
(e)	Includes collective trust funds of $237,693,431 classified as Level 2.
(f)	Includes foreign funds of $3,336,529 classified as Level 2.

During the 2012 Plan year there were no transfers between Level 1 and Level 2 investments.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

The Plan’s portion of interest in the total participant-directed assets of the Master Trust as of December 31, 2012 was as follows:

December 31,
2012
Assets:
Mutual Funds:
Fidelity Low-priced Stock Fund – Class K	$47,817,727
JPMorgan U.S. Government Money Market Fund	58,053,125
Royce Premier Fund Institutional	86,564,815
Cohen & Steers Institutional Realty Shares	46,535,074
Vanguard Prime Cap Core Fund	9,107,849

Total mutual funds	248,078,590

Collective Trust Funds:
PIMCO Diversified Real Asset Trust	10,706,084
BTC Russell 3000 Index Fund C	22,062,425
BTC U.S. Debt Index Fund C	33,803,354
BTC MSCI ACWI Index C	22,631,705
BTC Equity Index C	79,525,939
Legg Mason Value Equity Collective Investment Fund	41,706,718
Thornburg International Equity Fund	67,332,754
Vanguard Target Retirement 2015 Trust II	73,923,156
Vanguard Target Retirement 2025 Trust II	67,935,362
Vanguard Target Retirement 2035 Trust II	102,389,781
Vanguard Target Retirement 2045 Trust II	26,956,018
Vanguard Target Retirement Income Trust II	33,282,674

Total collective trust funds	582,255,970

NextEra Energy, Inc. Stock Fund	229,684,665
Managed Income Fund	291,196,621
Large Cap Growth Fund	87,165,064
Equity Income Fund	49,697,684
PIMCO Total Return Bond Fund	96,215,859
Small Mid Cap Growth Fund	36,037,358

Total assets, at fair value	$1,620,331,811

Individual investments in the Plan that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 are as follows:

December 31,
2013
NextEra Energy, Inc. common stock:
Held in NextEra Energy, Inc. LESOP Stock Fund (non-participant directed allocated)	$716,457,201
Held in NextEra Energy, Inc. Stock Fund	375,171,456
Held in NextEra Energy, Inc. LESOP Stock Fund (non-participant directed unallocated)	155,368,278

Total NextEra Energy, Inc. common stock	$1,246,996,935

As of December 31, 2012, the Plan’s investment in the Master Trust represented more than 5% of the Plan’s net assets available for benefits.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

8.	Pooled Funds of the Plan/Master Trust

Prior to the Plan Merger, within the Master Trust were certain pooled funds in which the Plan and the Bargaining Plan participated. The Plan and the Bargaining Plan held undivided interests in the assets and liabilities of these pooled funds prior to the Plan Merger. After the Plan Merger, the Plan held all interests in the assets and liabilities of these pooled funds. These pooled funds include the Leveraged ESOP Account (unallocated portion), the NextEra Energy, Inc. Stock LESOP Fund (allocated portion), the Managed Income Fund, the NextEra Energy, Inc. Stock Fund, the Large Cap Growth Fund managed by T. Rowe Price, the Equity Income Fund managed by T. Rowe Price, the Mid-Cap Growth Fund managed by Friess Associates, the PIMCO Total Return Bond Fund managed by PIMCO and the Small Mid Cap Growth Fund managed by Delaware Investments. All of these pooled funds except the Leveraged ESOP Account are described below. The Leveraged ESOP Account is described in Note 5.

Managed Income Fund

The value of the Plan’s interest in the Managed Income Fund included in the statements of net assets available for benefits represents 100.00% and approximately 71.18% of the net assets of that fund at December 31, 2013 and 2012, respectively. Prior to the Plan Merger, the fully benefit-responsive investment contracts held in the Managed Income Fund were allocated to the Plan and the Bargaining Plan based on each Plan’s proportionate share of participation in the Managed Income Fund. The Managed Income Fund’s net assets available for benefits consisted of the following:

	December 31,
	2013	2012

U.S. Treasury notes	$168,724,309	$223,643,111
Government agency notes	34,014,907	31,913,000
Asset-backed securities	41,763,027	30,697,916
Mortgage-backed securities	52,329,930	49,202,156
Corporate bonds	49,418,093	41,119,621
Collective trust funds	5,955,873	2,211,181
Registered investment companies	900,292	30,188,501
Pending trades due from brokers	5,352,357	—
Other receivables	131,812	1,602,354
Other	79,401	444,700

Total assets	358,670,001	411,022,540

Pending trades due to brokers	4,996,289	—
Other payables	622,409	1,898,145

Total liabilities	5,618,698	1,898,145

Net assets, reflecting all investments at fair value	353,051,303	409,124,395

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(7,154,023)	(13,789,130)

Net assets at contract value	$345,897,280	$395,335,265

The net investment gain in the Managed Income Fund for the year ended December 31, 2013, included interest income in the amount of $5,636,259.

At December 31, 2013, the contract value and fair value of fully benefit-responsive investment contracts was $344,996,988 and $352,151,011, respectively. At December 31, 2012, the Plan’s portion of the contract value and fair value of fully benefit-responsive investment contracts was $259,895,291 and $269,709,783, respectively. The fair value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies of $900,292 and $21,486,838, respectively, at December 31, 2013 and 2012. The average yield for the portfolio of fully benefit-responsive investment contracts based on annualized earnings was 1.49% and 1.50% for 2013 and 2012, respectively. The average yield based on the interest rate credited to Participants at December 31, 2013 and December 31, 2012 was 1.44% and 1.57%, respectively. The crediting

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

interest rate resets monthly and is based on an agreed-upon formula with the issuers, but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts’ book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

NextEra Energy, Inc. Stock Fund

The value of the Plan’s interest in the NextEra Energy, Inc. Stock Fund included in the statements of net assets available for benefits represents 100.00% and approximately 68.00% of the net assets of that fund at December 31, 2013 and 2012, respectively. The NextEra Energy, Inc. Stock Fund’s net assets available for benefits consisted of the following:

	December 31,
	2013	2012
Assets
Investments, at fair value:
Company Stock	$375,171,456	$334,380,443
Registered investment companies	2,777,255	1,348,982

Total investments	377,948,711	335,729,425

Other receivables	53,933	1,984,739

Total assets	378,002,644	337,714,164

Other liabilities	111,882	117,197

Net assets	$377,890,762	$337,596,967

The net investment income in the NextEra Energy, Inc. Stock Fund earned by the Master Trust for the year ended December 31, 2013, was comprised of interest and dividend income in the amount of $12,181,666 and net realized and unrealized appreciation in the fair value of Company Stock in the amount of $76,154,536.

Large Cap Growth Fund managed by T. Rowe Price

The value of the Plan’s interest in the Large Cap Growth Fund managed by T. Rowe Price (Large Cap Growth Fund) included in the statement of net assets available for benefits represents 100.00% and approximately 74.50% of the net assets of that fund at December 31, 2013 and 2012, respectively. The Large Cap Growth Fund’s net assets available for benefits consisted of the following:

	December 31,
	2013	2012
Assets
Investments, at fair value:
Common stocks	$164,775,042	$115,874,431
Collective trust funds	1,475,717	624,681
Non-interest bearing cash	194,271	—

Total investments	166,445,030	116,499,112

Other receivables	585,489	958,558

Total assets	167,030,519	117,457,670

Other liabilities	479,569	481,593

Net assets	$166,550,950	$116,976,077

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

The net investment income in the Large Cap Growth Fund earned by the Master Trust for the year ended December 31, 2013, was comprised of interest and dividend income in the amount of $871,052 and net realized and unrealized appreciation in the fair value of common stocks and collective trust funds in the amount of $50,369,516.

Mid-Cap Growth Fund managed by Friess Associates

During 2012 the Mid-Cap Growth Fund managed by Friess Associates was replaced with the Small Mid Cap Growth Fund managed by Delaware Investments. The majority of existing balances and future Participant elected contributions in the Mid-Cap Growth Fund managed by Friess Associates were transferred to the Small Mid Cap Growth Fund managed by Delaware Investments. The Mid-Cap Growth Fund managed by Friess Associates net assets available for benefits consisted of the following:

December 31,
2012
Assets
Investments, at fair value:
Non-interest bearing cash	$5,228

Total investments	5,228

Total assets	5,228

Other liabilities	5,228

Net assets	$—

Equity Income Fund managed by T. Rowe Price

The value of the Plan’s interest in the Equity Income Fund managed by T. Rowe Price included in the statement of net assets available for benefits represents 100.00% and approximately 74.70% of the net assets of that fund at December 31, 2013 and 2012, respectively. The Equity Income Fund managed by T. Rowe Price net assets available for benefits consisted of the following:

	December 31,
	2013	2012
Assets
Investments, at fair value:
Common stocks	$83,783,061	$63,874,639
Collective trust funds	5,212,032	2,805,007
Non-interest bearing cash	265,288	—

Total investments	89,260,381	66,679,646

Other receivables	279,373	233,188

Total assets	89,539,754	66,912,834

Other liabilities	189,578	376,149

Net assets	$89,350,176	$66,536,685

The net investment income in the Equity Income Fund managed by T. Rowe Price earned by the Master Trust for the year ended December 31, 2013, was comprised of interest and dividend income in the amount of $2,125,295 and net realized and unrealized appreciation in the fair value of common stocks and collective trust funds in the amount of $18,732,618.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

PIMCO Total Return Bond Fund

The value of the Plan’s interest in the PIMCO Total Return Bond Fund included in the statement of net assets available for benefits represents 100.00% and approximately 70.50% of the net assets of that fund at December 31, 2013 and 2012, respectively. The PIMCO Total Return Bond Fund net assets available for benefits consisted of the following:

	December 31,
	2013	2012
Assets
Investments, at fair value:
Registered investment companies	$94,457,608	$135,568,113
Collective trust funds	—	593,640

Total investments	94,457,608	136,161,753

Other receivables	2,831,213	645,162

Non-interest bearing cash	105,997	—

Total assets	97,394,818	136,806,915

Other liabilities	189,752	284,464

Net assets	$97,205,066	$136,522,451

The net investment income in the PIMCO Total Return Bond Fund earned by the Master Trust for the year ended December 31, 2013, was comprised of interest and dividend income in the amount of $4,545,297 and net realized and unrealized depreciation in the fair value of registered investment companies and collective trust funds in the amount of $6,882,847.

Small Mid Cap Growth Fund managed by Delaware Investments

The value of the Plan’s interest in the Small Mid Cap Growth Fund managed by Delaware Investments included in the statement of net assets available for benefits represents 100.00% and approximately 67.80% of the net assets of that fund at December 31, 2013 and 2012, respectively. The Small Mid Cap Growth Fund managed by Delaware Investments net assets available for benefits consisted of the following:

	December 31,
	2013	2012
Assets
Investments, at fair value:
Common stocks	$70,407,480	$51,294,290
Collective trust funds	4,610,304	2,029,164
Non-interest bearing cash	352,757	14,293

Total investments	75,370,541	53,337,747

Other receivables	199,474	50,098

Total assets	75,570,015	53,387,845

Other liabilities	421,767	237,194

Net assets	$75,148,248	$53,150,651

The net investment income in the Small Mid Cap Growth Fund managed by Delaware Investments earned by the Master Trust for the year ended December 31, 2013, was comprised of interest and dividend income in the amount of $605,638 and net realized and unrealized appreciation in the fair value of common stocks and collective trust funds in the amount of $21,077,530.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NextEra Energy, Inc. Stock LESOP Fund (Nonparticipant-Directed Allocated)

The value of the Plan’s interest in the NextEra Energy, Inc. Stock LESOP Fund included in the statements of net assets available for benefits represents 100.00% and approximately 75.40% of the net assets of that fund at December 31, 2013 and 2012, respectively. The NextEra Energy, Inc. Stock LESOP Fund’s net assets available for benefits consisted of the following:

	December 31,
	2013	2012
Assets
Investments, at fair value:
Company Stock	$716,457,201	$600,359,831
Registered investment companies	6,436,000	5,169,315

Total investments	722,893,201	605,529,146

Other receivables	736	1,751

Total assets	722,893,937	605,530,897

Other liabilities	165,232	274,488

Net assets	$722,728,705	$605,256,409

The NextEra Energy, Inc. Stock LESOP Fund’s changes in net assets available for benefits consisted of the following at December 31, 2013:

Additions:
Allocation of Leveraged ESOP Shares	$45,602,156

Earnings on investments:
Dividends	22,501,060
Net appreciation fair value of Company Stock	141,705,929

Total gain on investments	164,206,989

Total additions	209,809,145

Deductions:
Benefits paid to participants or beneficiaries	53,233,395
Account maintenance fees	142,770

Total deductions	53,376,165

Net increase	156,432,980

Transfers:
Transfers into the fund	1,259,829
Transfers out of fund	(40,220,513)

Net transfers	(38,960,684)

Net assets at December 31, 2012	605,256,409

Net assets at December 31, 2013	$722,728,705

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

9.	Income Taxes

On November 14, 2013, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, the Company will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends on Company Stock distributed directly to Participants. Participants are given the option to receive dividend distributions in cash; all dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations by the IRS for years prior to 2010.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements to Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$3,375,892,653	$2,188,614,687
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	7,154,023	9,814,492

Net assets per Form 5500	$3,383,046,676	$2,198,429,179

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2013
Net increase prior to transfers to the Plan, net and transfer related to the plan merger per the Statement of Changes in Net Assets Available for Benefits	$304,305,192
Plus: Current year adjustment to contract value for investments in fully benefit-responsive contracts	7,154,023
Less: Prior year adjustment to contract value for investments in fully benefit-responsive contracts	(9,814,492)

Net income per Form 5500	$301,644,723

In accordance with accounting guidance, the Plan presented the investments for fully benefit-responsive investment contracts at fair value on the statement of net assets available for benefits with a reconciling item adjusting back to contract value, which is not required on Form 5500.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Common Stock:
	Antero Res Corp.	8,600	**	$545,584
	Pioneer Natural Resources Co	15,100	**	2,779,457
	Range Resources Corp	36,253	**	3,056,490
	Ecolab Inc.	14,900	**	1,553,623
	Praxair Inc.	17,000	**	2,210,510
	Sherwin Williams Co	10,700	**	1,963,450
	Vulcan Materials Co	14,400	**	855,648
	Boeing Co	32,400	**	4,422,276
	Danaher Corp	56,800	**	4,384,960
	Fastenal Co	24,500	**	1,163,995
	Flowserve Corp.	13,200	**	1,040,556
	Precision Castparts Corp	17,400	**	4,685,820
	United Technologies Corp	9,800	**	1,115,240
	Wabtec	17,800	**	1,322,006
	FedEx Corp	20,300	**	2,918,531
	Kansas City Southern	9,100	**	1,126,853
	United Continental Holdings Inc.	53,500	**	2,023,905
	Tesla Motors Inc.	6,400	**	962,432
	Dr. Horton Inc.	69,400	**	1,549,008
	Fossil Group Inc.	7,100	**	851,574
	LuLuLemon Athletica Inc.	4,000	**	236,120
	Chipotle Mexican Grill Inc.	3,750	**	1,997,925
	CTRIP.COM Intl Ltd Adr	21,000	**	1,051,944
	Hilton Worldwide Holdings Inc.	7,800	**	173,550
	Las Vegas Sands Corp	45,000	**	3,549,150
	MGM Resorts International	35,800	**	842,016
	Starbucks Corp	35,800	**	2,806,362
	Wynn Resorts Ltd	9,600	**	1,864,416
	Discovery Comm Inc. Cl C Non-Voting	19,700	**	1,652,042
	Twenty First Century Fox Inc A	55,000	**	1,934,900
	Amazon.com Inc.	21,700	**	8,653,743
	Dollar Tree Inc.	20,500	**	1,156,610
	Lowes Cos Inc.	53,200	**	2,636,060
	Netflix Inc.	3,900	**	1,435,863
	Priceline.Com Inc.	4,480	**	5,207,552
	Tractor Supply Co.	21,300	**	1,652,454
	Whole Foods Market Inc.	22,600	**	1,306,958
	Green Mountain Coffee Roasters Inc.	3,600	**	272,088
	Pepsico Inc.	19,100	**	1,584,154
	Procter & Gamble Co	25,100	**	2,043,391
	Cardinal Surgical Inc.	21,700	**	1,449,777
	Intuitive Surgical Inc	1,700	**	652,936
	McKesson Corp	24,500	**	3,954,300
	Unitedhealth Group Inc.	31,700	**	2,387,010
	Alexion Pharmaceuticals Inc.	11,700	**	1,556,802
	Biogen Idec Inc.	11,600	**	3,245,100
	Celgene Corp	17,500	**	2,956,800
	Gilead Sciences Inc.	92,400	**	6,943,860
	Regeneron Pharmaceuticals Inc.	4,000	**	1,100,960
	Valenat Pharmaceuticals (USA)	19,900	**	2,336,260
	Vertex Pharamaceuticals Inc.	6,100	**	453,230
	Morgan Stanley	66,600	**	2,088,576
	State Street Corp	36,100	**	2,649,379
	TD Ameritrade Holding Corp	73,100	**	2,239,784
	Akamai Technologies Inc.	36,400	**	1,717,352
	Baidu Inc. Spon ADR	12,000	**	2,134,560
	Cognizant Tech Solutions Class A	23,500	**	2,373,030
	Ebay Inc.	31,300	**	1,718,057
	Facebook Inc. Class A	43,799	**	2,394,053
	Google Inc. Class A	8,700	**	9,750,177
	Linkedin Corp Class A	4,700	**	1,019,101
	Mastercard Inc. Class A	5,050	**	4,219,073
	Netsuite Inc.	6,800	**	700,536
	Red Hat Inc.	24,700	**	1,384,188
	Salesforce.com Inc.	41,700	**	2,301,423
	Servicenow Inc.	15,600	**	873,756
	Twitter Inc	4,600	**	292,790
	Vantiv Inc	21,400	**	697,854
	Visa Inc. Class A	14,300	**	3,184,324
	Workday Inc Class A	8,900	**	740,124
	Apple Inc.	4,950	**	2,777,495
	Juniper Networks Inc.	138,100	**	3,116,917
	Qualcomm Inc.	27,900	**	2,071,575
	Crown Castle Int’l Corp	64,000	**	4,699,520

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Living Social.com CNV PFD F PP	8,170	**	5,147
	GlaxoSmithKline PLC	17,157	**	457,845
	VodaFone Group PLC	92,000	**	361,063
	Telefonica SA	16,977	**	276,410
	Potash Corp of Saskatchewan	700	**	23,077
	Eni SPA	7,594	**	182,719
	Anadarko Pertroleum Corp	9,700	**	769,404
	Apache Corp	18,400	**	1,581,296
	BP Plc Spon Adr	10,000	**	486,100
	Chevron Corp	16,400	**	2,048,524
	ConocoPhillips	5,100	**	360,315
	Consol Energy Inc.	16,600	**	631,464
	Diamond Offshore Drilling	9,900	**	563,508
	Exxon Mobil Corp	17,000	**	1,720,400
	Hess Corp	12,200	**	1,012,600
	Murphy Oil Corp	14,000	**	908,320
	Petrobras Sa Spons Adr	35,000	**	482,300
	Royal Dutch Shell Spn Adr Class A	17,800	**	1,268,606
	Schlumberger LTD	10,000	**	901,100
	Talisman Energy Inc (Cana)	16,700	**	194,555
	Dupont (EI) De Nemours & Co	8,000	**	519,760
	International Paper Co	24,700	**	1,211,041
	Meadwestvaco Corp	12,300	**	454,239
	Newmont Mining Corp	12,600	**	290,178
	Nucor Corp	15,300	**	816,714
	Potash Corp of Saskatchewan	1,500	**	49,440
	Potash Corp of Saskatchewan (US)	8,400	**	276,864
	Vulcan Materials Co	10,800	**	641,736
	Boeing Co	7,600	**	1,037,324
	Deere & Co	6,100	**	557,113
	Eaton Corp PLC	6,720	**	511,526
	Emerson Electric Co	15,600	**	1,094,808
	General Electric Co	95,900	**	2,688,077
	Honeywell International Inc.	12,800	**	1,169,536
	Illinois Tool Works Inc.	15,300	**	1,286,424
	Joy Global Inc.	8,400	**	491,316
	Masco Corporation	22,200	**	505,494
	Stanley Black & Decker Inc.	5,700	**	459,933
	USG Corp New	12,000	**	340,560
	Xylem Inc.	15,800	**	546,680
	Norfolk Southern Corp	10,400	**	965,432
	United Continenal Holdings Inc.	23,100	**	873,873
	United Parcel Service Inc. Class B	9,600	**	1,008,768
	Ford Motor Co	30,400	**	469,072
	General Motors Co	13,873	**	566,990
	Johnson Controls Inc.	12,300	**	630,990
	Mattel Inc.	20,300	**	965,874
	Whirlpool Corp	600	**	94,116
	Carnival Corp Paired CTF	20,000	**	803,400
	Cablevision Sys Corp NY Group A	22,600	**	405,218

	Comcast Corp Class A	8,400	**	436,506
	Disney (Walt) Co	6,400	**	488,960
	Madison Square Garden Co Class A	6,400	**	368,512
	New York Time Co Class A	20,400	**	323,748
	Time Warner Inc.	15,300	**	1,066,716
	Genuine Parts Co	6,000	**	499,140
	Kohls Corp	17,600	**	998,800
	Macys Inc.	11,400	**	608,760
	Staples Inc.	40,700	**	646,723
	Tiffany & Co	600	**	55,668
	Archer Daniels Midland Co	22,800	**	989,520
	Campbell Soup Co	18,300	**	792,024
	Coca Cola Co	1,900	**	78,489
	McCormick & Co Inc. Non-Vtg	5,100	**	351,492
	Pepsico Inc.	9,200	**	763,048
	Avon Products Inc.	31,100	**	535,542
	Clorox Co	9,900	**	918,324
	Quest Diagnostics Inc.	8,200	**	439,028
	Agilent Technologies Inc.	4,700	**	268,793
	Bristol-Myers Squibb Co	18,000	**	956,700
	Hospira Inc.	7,500	**	309,600
	Johnson & Johnson	14,200	**	1,300,578
	Merck & Co Inc. New	20,400	**	1,021,020
	Pfizer Inc.	37,700	**	1,154,751
	PNC Financial Services Group Inc.	15,300	**	1,186,974

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Regions Financial Corp	33,100	**	327,359
	Suntrust Banks Inc.	23,400	**	861,354
	US Bancorp Del	37,600	**	1,519,040
	Wells Fargo & Co	40,900	**	1,856,860
	American Express Co	11,000	**	998,030
	Bank of America Corporation	88,100	**	1,371,717
	Bank of New York Mellon Corp	600	**	20,964
	JPMorgan Chase & Co	41,400	**	2,421,072
	Legg Mason Inc.	19,100	**	830,468
	McGraw Hill Financial Inc.	8,300	**	649,060
	Northern Trust Corp	13,600	**	841,704
	Och-Ziff Capital Management Group LLC	8,400	**	124,320
	Allstate Corporation	18,400	**	1,003,536
	Chubb Corp	4,500	**	434,835
	Lincoln National Corp	9,200	**	474,904
	Loews Corp	6,200	**	299,088
	Marsh & McLennan Cos Inc.	23,400	**	1,131,624
	Sun Life Financial Inc.	10,200	**	360,366
	Willis Group Holdings PLC	6,100	**	273,341
	Weyerhaeuser Co	20,100	**	634,557
	CA Inc.	7,800	**	262,470
	Computer Sciences Corp	11,300	**	631,444
	Microsoft Corp	28,900	**	1,081,727
	Western Union Co	18,300	**	315,675
	Apple Inc.	2,000	**	1,122,220
	Cisco Systems Inc.	32,400	**	727,380
	Corning Inc.	45,600	**	812,592
	Harris Corp	12,400	**	865,644
	Analog Devices Inc.	12,800	**	651,904
	Applied Materials Inc.	38,700	**	684,603
	Texas Instruments Inc.	14,600	**	641,086
	AT&T Inc.	36,100	**	1,269,276
	Centurylink Inc.	12,782	**	407,107
	Verizon Communications Inc.	15,400	**	756,756
	AES Corp	23,800	**	345,338
	Duke Energy Corp	14,350	**	990,294
	Entergy Corp	11,800	**	746,586
	Exelon Corp	21,400	**	586,146
	Firstenergy Corp	11,900	**	392,462
	Nisource Inc.	30,000	**	986,400
	Xcel Energy Inc.	18,100	**	505,714
	Weyerhaeuser 6.375% PRP PC A	800	**	44,520
	Logitech Intl SA Reg	121,790	**	1,672,471
	Core Labroratories NV	18,700	**	3,570,765
	Graco Inc.	43,600	**	3,406,032
	Ritchie Bros Auctioneers (USA)	87,200	**	1,999,496
	Expeditors International of Washington Inc.	61,200	**	2,708,100
	Dineequity Inc.	43,024	**	3,594,655
	Dunkin Brands Group Inc.	29,900	**	1,441,180
	Interval Leisure Group Inc.	59,500	**	1,838,550
	K12 Inc.	87,800	**	1,909,650
	Sally Beauty Holdings Inc.	109,200	**	3,301,116
	Ulta Salon Cosmetics & Frg Inc.	24,000	**	2,316,480
	Abiomed Inc.	82,800	**	2,214,072
	Athenahealth Inc.	9,100	**	1,223,950
	Techne Corp	38,123	**	3,609,104
	Affiliated Managers Group Inc.	16,000	**	3,470,080
	MSCI Inc.	87,500	**	3,825,500
	Commonwealth REIT	104,800	**	2,442,888
	Blackbaud Inc.	63,000	**	2,371,950
	Ellie Mae Inc.	29,900	**	803,413
	Heartland Payment Systems Inc.	79,700	**	3,972,248
	J2 Global Inc.	81,700	**	4,085,817
	Neustar Inc. Class A	58,800	**	2,931,768
	NIC Inc.	85,100	**	2,116,437
	Verifone Systems Inc.	96,000	**	2,574,720
	Verisign Inc.	57,100	**	3,413,438
	SBA Communications Corp Class A	40,000	**	3,593,601
*	NextEra Energy (NextEra Energy, Inc. Stock Fund)	4,381,820	**	375,171,456
*	NextEra Energy (NextEra Energy, Inc. Stock LESOP Fund)	8,367,872	127,072,647	716,457,201
*	NextEra Energy (NextEra Energy, Inc. Stock LESOP – Unallocated)	1,814,626	26,312,077	155,368,278

	Total Common Stock		153,384,724	$1,565,962,519

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Collective Trust Funds:
*	PIMCO Diversified Real Asset Trust	838,462	**	$10,958,701
*	BTC Equity Index C	2,891,385	**	43,028,141
*	BTC MSCI ACWI Index C	3,355,063	**	36,874,161
*	BTC Russell 3000 Index Fund C	2,599,194	**	31,384,750
*	BTC US Debt Index Fund C	7,398,597	**	129,127,716
	Fisher Investments Emerging Markets Equity Collective Trust	103,298	**	1,057,775
	Legg Mason Value Equity Collective Investment Fund	4,878,407	**	71,371,091
	Thornburg International Equity Fund	7,930,228	**	101,031,102
	Vanguard Target Retirement 2015 Trust II	4,216,836	**	108,710,023
	Vanguard Target Retirement 2025 Trust II	5,145,202	**	127,498,112
	Vanguard Target Retirement 2035 Trust II	6,358,111	**	154,057,034
	Vanguard Target Retirement 2045 Trust II	2,068,642	**	50,992,013
	Vanguard Target Retirement 2055 Trust II	32,562	**	1,081,069
	Vanguard Target Retirement Income Trust II	1,240,899	**	34,950,623
*	SSBK Government STIF Fund (Managed Income Fund)	5,955,873	**	5,955,873
*	SSBK Government STIF Fund (Equity Income TRP Fund)	5,205,079	**	5,205,079
*	SSBK Government STIF Fund (Small Mid Cap Growth by Delaware)	4,610,361	**	4,610,361
	SSBK Government STIF Fund (Large Cap Growth Fund)	1,475,717	**	1,475,717

	Total Collective Trust Funds		—	$919,369,341

	Registered Investment Companies – Mutual Funds:
*	Fidelity Low-Priced Stock Fund – Class K	2,162,694	**	$106,880,359
	JPMorgan US Government Money Market Portfolio	76,774,969	**	76,774,969
	Royce Premier Fund Institutional	6,170,485	**	137,663,512
	Cohen & Steers Institutional Realty Shares	1,551,034	**	63,235,651
	Eaton Vance Floating-Rate & High Income Fund Class I	404,928	**	3,660,546
	Vanguard Prime Cap Core Fund	2,044,073	**	39,736,782
*	Fidelity Institutional Cash Portfolio (NextEra Energy, Inc. Stock Fund)	2,777,255	**	2,777,255
*	Fidelity Institutional Cash Portfolio (NextEra Energy, Inc. Stock LESOP Fund)	6,436,000	6,436,000	6,436,000
*	Fidelity Institutional Cash Portfolio (Managed Income Fund)	900,292	**	900,292
	High Yield Portfolio Institutional Class	267,220	**	2,049,577
	Pimco Asset Back Secs Port-Unl	196,216	**	2,350,668
	Pimco Emmerg Mkts Fd Inst CL	310,405	**	3,085,426
	Pimco Intl Port Fund (unlisted)	1,788,807	**	8,139,072
	Pimco Inv Grd Corp Port (unlisted)	1,411,716	**	14,808,899
	Pimco Mtg Port Instl Cl (unlisted)	2,566,204	**	26,945,142
	Pimco Muni Sectr Port Instl Cl	128,929	**	1,008,228
	Pimco Real Retrn Bd Fd Inst Cl	1,446,796	**	12,789,679
	Pimco Short Term Port Instl Cl	220,647	**	2,102,762
	Pimco Short Tm Flt Nav Port II	563,271	**	5,638,344
	Pimco US Govt Sector Port Inst	1,751,657	**	15,256,933
	Paps Sr Floating Rate Portfolio	27,544	**	282,877

	Total Registered Investment Companies		6,436,000	$532,522,973

	U.S. Treasury Notes:
	UST NOTES 1.25% 10/31/18	9,545,000	**	$9,372,189
	UST NOTES 0.25% 10/31/15	23,886,000	**	23,862,588
	UST NOTE .875% 1/31/18	6,434,000	**	6,332,399
	USTN .750% 6/30/17	2,199,000	**	2,175,681
	USTN .875% 4/30/17	30,729,000	**	30,679,023
	USTN .875% 11/30/16	22,884,000	**	22,973,116
	USTN 1% 9/30/16	23,150,000	**	23,399,905
	USTN 1.75% 7/31/15	6,391,000	**	6,586,842
	USTN 1.875% 6/30/15	3,542,000	**	3,627,967
	USTN 2.5% 4/30/15	13,430,000	**	13,892,499
	USTN 1.5% 12/31/18	5,546,000	**	5,480,699
	UST NOTES 0.625% 12/15/16	20,420,000	**	20,341,401

	Total U.S. Treasury Notes		—	$168,724,309

	Government Agency Notes:
	NCUA GTD NTS MA 1.4% 6/12/15	470,000	**	$477,599
	FNMA 1.625% 10/26/15	1,091,000	**	1,118,040
	FHLMC .75% 1/12/18	558,000	**	544,833
	FHLMC 1.25% 5/12/17	3,055,000	**	3,080,138
	FNMA 1.625% 11/27/18	4,626,000	**	4,592,358
	FNMA 1.875% 09/18/18	6,729,000	**	6,815,109
	FNMA 0.625% 8/26/16	5,393,000	**	5,398,806
	FNMA .875% 2/8/18	1,456,000	**	1,423,771
	FNMA .5% 9/28/15	3,791,000	**	3,802,595
	FNMA 0.5% 7/02/15	3,684,000	**	3,701,967
	BRIT COLMB PROV 2.1% 5/18/16	1,085,000	**	1,123,022
	BRITISH COLMB PRO 1.2% 4/25/17	1,530,000	**	1,540,379
	CANADA GOVT .875% 2/14/17	395,000	**	396,290

	Total Government Agency Notes		—	$34,014,907

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Mortgage Backed Securities:
	WFCM 2013-LC12 A1 1.676% 7/46	619,036	**	$620,356
	WBCMT 2007-C31A A2 5.421% 4/47	168,781	**	169,738
	WBCMT 2006-C29 A1A 5.297 11/48	310,984	**	342,276
	WBCMT 2006-C26 A1A CSTR 6/45	434,829	**	478,202
	WBCMT 05-C16 APB 4.692% 10/41	49,994	**	50,341
	WBCMT 2006-C25 A5 CSTR 5/43	180,000	**	197,689
	WBCMT 06-C24 A1A CSTR 3/45	377,721	**	409,969
	WBCMT 2006-C23 A5 CSTR 1/45	680,000	**	735,588
	WBCMT 06-C23 A1A CSTR 1/45	635,262	**	687,056
	WFRBS 13-C13 A1 0.778% 5/45	155,243	**	153,879
	BACM 2006-4 A1A CSTR 7/46	608,737	**	672,222
	WFRBS 2013-C11 A1 .799% 03/45	114,725	**	113,837
	WFRBS 2012-C8 A2 1.881% 8/45	360,000	**	360,568
	WFRBS 2012-C8 A1 .864% 8/45	181,779	**	180,922
	WFRBS 2011-C5 A1 1.456 11/44	76,914	**	77,506
	BSCMS 05-T18 A4 4.933% 2/42	530,819	**	552,038
	BSCMS 05-PWR8 A4 4.674 6/41	383,753	**	400,585
	BSCMS 2006-T22 A1A CSTR 4/38	631,014	**	687,399
	BSCMS 06-PW12 A1A CSTR 9/38	461,710	**	506,947
	BSCMS 2006-PW13 A1A 5.533 9/41	597,508	**	656,759
	WFRBS 2013-C14 A2 2.133% 6/46	150,000	**	149,897
	WFRBS 13-C14 A1 .836% 6/15/46	149,331	**	147,878
	UBSBB 2013-C6 A1 .805% 4/46	214,470	**	212,779
	UBSBB 2012-C4 A1 .6728 12/45	210,812	**	209,997
	UBSCM 2012-C1 A2 2.180% 5/45	330,000	**	336,457
	CD 2005-CD1 A4 CSTR 7/44	230,000	**	244,876
	CD 06-CD2 A1B CSTR 1/46	986,193	**	1,060,526
	CD 2007-CD5 A1A 5.8% 11/44	644,465	**	722,357
	COMM 2012-CR5 A1 0.673% 12/45	243,247	**	241,338
	COMM 2012-CR1 A1 1.116% 5/45	112,476	**	112,756
	COMM 2012-CR1 A2 2.35% 5/45	320,000	**	326,002
	COMM 2012-CR2 A1 .824% 08/45	127,863	**	127,464
	COMM 2013-CR9 A1 1.3440% 7/45	151,492	**	152,003
	UBSCM 2012-C1 A1 1.032% 5/45	168,925	**	169,751
	UBSBB 2012-C2 A1 1.006% 5/63	285,559	**	286,561
	MSBAM 2012-C5 A1 .916% 8/45	312,896	**	313,934
	MSC 2006-HQ9 A4 CSTR 7/44	341,312	**	373,330
	MSC 2006-IQ11 A1A CSTR 10/42	657,848	**	716,117
	MLCFC 2006-3 A4 CSTR 7/46	1,438,339	**	1,565,592
	MLMT 2006-C2 A1A CSTR 8/43	557,375	**	614,346
	MLMT 05-CKI1 A1A CSTR 11/37	168,112	**	179,450
	LBUBS 05-C1 A1A 4.581% 2/15/30	444,486	**	458,610
	LBUBS 2005-C1 AAB CSTR 2/30	37,306	**	37,403
	LBUBS 2004-C8 4.799% 12/29	337,727	**	344,356
	LBUBS 2006-C6 A4 5.372% 9/39	130,000	**	142,187
	JPMCC 2013-C10 .7302% 12/15/47	182,663	**	181,130
	CGCMT 2006-C5 A4 5.431 10/49	330,000	**	361,533
	CGCMT 13-GC11 A1 0.672% 12/17	265,007	**	263,369
	JPMCC 2011-C5 A1 1.600% 8/46	262,981	**	265,498
	JPMCC 2012-C6 A2 2.2058% 5/45	370,000	**	377,388
	JPMCC 2012-C6 A1 1.0305% 5/45	258,915	**	259,004
	COMM 2006-C8 A4 0 12/46	490,000	**	536,022
	COMM 2006-C7 A1A CSTR 6/46	698,822	**	764,731
	COMM 2013-LC6 A1 .7240% 1/46	195,224	**	193,638
	JPMCC 2007-LD11 A2 CSTR 6/49	128,475	**	130,091
	JPMCC 2006-CB16 A1A 5.546 5/45	926,878	**	1,020,230
	JPMCC 2006-LDP7 A1A CSTR 4/45	724,901	**	799,748
	DBUBS 2011-LC3A A1 2.238 8/44	59,861	**	60,597
	JPMCC 2005-LDP2 A3 4.697 7/42	113,515	**	115,875
	GECMC 2006-C1 A1A CSTR 3/44	339,097	**	366,572
	GECMC 2006-C1 A4 CSTR 3/44	520,000	**	559,247
	GECMC 2005-C2 A4 CSTR 5/43	920,000	**	961,307
	GSMS 2006-GG8 A1A 5.547 11/39	406,302	**	447,051
	GSMS 2006-GG6 A1A CSTR 4/38	325,588	**	352,925
	GSMS 2006-GG6 A2 5.506% 4/38	15,284	**	15,351
	GSMS 04-GG2 A6 CSTR 8/38	309,913	**	314,410
	GSMS 2013-GC12 A1 VAR 06/46	254,188	**	252,145
	GSMS 2013-GC10 A2 1.84% 2/46	160,000	**	159,494
	GSMS 2013-GC10 A1 .696% 2/46	59,169	**	58,831
	GSMS 2012-GC6 A1 1.282% 1/45	87,411	**	87,806
	GSMS 2011-GC5 A1 CSTR 8/44	182,793	**	184,146
	GMACC 2004-C2 A4 5.301% 8/38	356,398	**	361,492
	GNMA 15YR 4% 10/24#710940	—	**	357
	GNMA 15YR 4% 06/25#676681	—	**	553

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	GNMA 30YR 5.5% 06/35#783800	155,213	**	172,283
	GNMA 15YR 4.00% 1/25 #723552	—	**	540
	GNMA 15YR 4% 03/25#737348	—	**	348
	GNMA 15YR 4% 05/25#737261	—	**	548
	GNMA 15YR 4% 04/25#737164	—	**	406
	GNR 13-41 PA 2.5% 04/40	469,844	**	470,952
	GNR 2013-37 F 0.4712% 3/20/43	245,831	**	244,743
	G2SF 12-149 LF 1ML+25 12/42	382,741	**	380,352
	GNR 2012-149 MF 1ML+25 12/42	921,343	**	915,578
	GNR 2013-9 F VAR 1ML+25 1/43	663,850	**	662,260
	CFGNR 2011-150 D 3% 4/37	106,723	**	108,644
	GNR 2010-120 FB 1ML+30 9/35	243,654	**	244,589
	GNR 2010-112 PM 3.25% 9/33	74,383	**	75,414
	GNR 2010-99 PT 3.5% 8/33	96,111	**	97,484
	FHR 3659 EJ 3% 6/18	293,193	**	302,423
	FNR 2010-143 B 3.5% 12/25	170,187	**	178,450
	FNR 2010-135 DE 2.25% 4/24	228,173	**	232,607
	FHR 3741 HD 3% 11/15/39	244,485	**	250,419
	FNR 2010-123 DL 3.5% 11/25	106,636	**	111,221
	FNR 2011-23 AB 2.75% 6/25/20	142,394	**	147,388
	FNR 2008-95 AD 4.5% 12/23	296,388	**	310,850
	FNR 2008-29 BG 4.7% 12/35	91,495	**	95,763
	FHR 3117 JF 1ML+30 2/36	213,621	**	214,047
	FHR 2866 XE 4 12/18	59,980	**	61,189
	FNR 2005-106 UF 1ML+30 11/35	192,480	**	193,177
	FNR 2005-90 FC 1ML+25 10/35	199,276	**	199,673
	FNR 2003-74 PG 4.5% 8/18	128,087	**	135,905
	FNR 2002-56 MC 5.5% 9/17	18,042	**	18,951
	FHR SER 4221 CLS GA 1.4% 7/23	1,019,891	**	1,017,978
	FHR 4176 BA 3% 2/33	380,270	**	391,201
	FHR 4181 LA 3% 3/37	531,814	**	541,068
	FHR 3820 DA 4% 11/35	274,289	**	290,942
	FHR 3763 QA 4% 4/34	289,282	**	304,865
	FHR 3696 AE 1.2% 7/15	80,664	**	81,056
	FHR 4046 LA 3% 11/2026	729,678	**	742,196
	FHR 3943 EF 1ML+25 2/26	329,784	**	329,972
	FHR 2011-3938 BE 2% 10/21	524,334	**	530,440
	FNR 2012-15 FP 1ML+38 6/40	592,385	**	594,660
	FNR 2011-88 AB 2.5% 9/26	190,481	**	195,876
	FNR 2013-16 GP 3% 03/33	750,000	**	770,864
	FNR 2013-9 FA 1ML+35 03/42	951,875	**	952,298
	FHR 2382 MB 6% 11/16	35,513	**	37,476
	FHR 2394 KD 6% 12/16	17,014	**	17,888
	FHR 2417 EH 6% 2/17	12,556	**	13,322
	FHLG 5.50% 5/34 #Z40042	1,240,542	**	1,366,640
	FHLM ARM 4.199% 8/36 #848185	37,749	**	40,199
	FHLG 15YR 4.50% 11/18 #B10931	46,605	**	49,569
	FHLM ARM 4.889% 3/33 #847126	1,170	**	1,243
	FHLG 15YR 4.50% 8/18 #E98688	152,508	**	162,207
	FHLG 15YR 4.50% 9/18 #E99205	55,426	**	58,951
	FHLG 15YR 4.50% 10/18 #E99833	75,720	**	80,536
	FHLM ARM 3.53% 4/40 #1B4657	96,261	**	102,594
	FHLM ARM 3.58% 4/40 #1B4702	70,370	**	74,572
	FHLM ARM 4.68% 1/36 #847584	22,941	**	24,430
	FHLM ARM 3.88% 1/35 #848084	18,980	**	19,905
	FHLM ARM 5.084% 8/35 #1J0005	19,608	**	20,735
	FHLG 7.50% 7/34 #G02115	223,202	**	263,230
	FHLG 15YR 5.00% 3/19 #G13052	211,133	**	224,065
	FHLG 15YR 4.00% 7/24 #G13596	—	**	1,050
	FHLG 15YR 5.00% 4/20 #G13598	293,445	**	311,864
	FHLG 15YR 3.50% 1/26 #G14312	222,689	**	233,223
	FHLG 15YR 4.00% 9/25 #G14376	—	**	841
	FHLG 15YR 3.50% 4/27 #G14449	618,097	**	647,819
	FHLG 15YR 3.50% 10/26 #G14450	—	**	7,693
	FHLG 15YR 4.00% 6/24 #G18312	—	**	1,256
	FHLG 25YR 5.50% 7/35 #G05815	113,229	**	124,773
	FHLM ARM 4.941% 11/35 #1J1228	86,175	**	91,350
	FHLG 10YR 3.00% 8/21 #J16393	236,365	**	245,579
	FHLG 10YR 3.00% 8/21 #J16442	210,547	**	218,755
	FHLM ARM 5.78% 10/35 #1N0063	10,674	**	11,372
	FHLM ARM 5.37% 12/35 #1N0106	67,184	**	70,402
	FHLM ARM 3.717% 05/41#1B8124	70,251	**	74,524
	FHLM ARM 3.224% 4/41#1B8179	50,612	**	53,287
	FHLM ARM 3.464% 5/1/41#1B8304	53,337	**	56,422
	FHLM ARM 3.627% 6/1/41#1B8372	72,063	**	76,427

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FHLM ARM 3.283 6/1/41	66,251	**	69,733
	FHLM ARM 2.98% 8/41 #1B8533	178,666	**	187,477
	FHLM ARM 3.07% 9/41 #1B8608	97,399	**	102,417
	FHLM ARM 3.242% 9/1/41#1B8659	42,169	**	44,298
	FHLG 5.50% 3/34 #G01665	167,867	**	185,021
	FHLG 15YR 5.50% 4/18 #G11389	64,448	**	68,219
	FHLG 15YR 4.00% 9/25 #E02787	298,060	**	318,079
	FHLG 15YR 4.00% 4/26 #E02867	159,487	**	169,601
	FNMA ARM 11/40#AE6806	40,968	**	43,038
	FNMA 15YR 4.00% 7/19 #AE0968	732,765	**	778,344
	FNMA 6.50% 8/36 #AE0746	100,424	**	113,122
	FNMA ARM 3.60% 3/40 #AD1555	128,696	**	136,238
	FNMA ARM 3.47% 3/40 #AD0820	101,025	**	106,435
	FNMA 6.50% 12/35 #AD0723	127,330	**	144,100
	FNMA ARM 2.42% 11/36 #AD0710	15,265	**	16,234
	FNMA ARM 4.285% 7/33#AD0066	38,123	**	39,940
	FNMA ARM 2.61% 4/35 #995609	39,295	**	41,835
	FNMA ARM 4.512% 12/36 #995606	120,482	**	128,304
	FNMA ARM 4.55% 10/35 #995415	393,427	**	416,977
	FNMA ARM 4.53% 10/35 #995414	98,259	**	104,135
	FNMA ARM 4.58% 7/35 #995273	43,593	**	46,422
	FNMA ARM 4.898% 5/35 #995272	10,754	**	11,357
	FNMA ARM 4.30% 2/35 #995017	850,638	**	900,996
	FNMA ARM 4.21% 5/35 #889946	103,365	**	109,382
	FNMA 15YR 4.50% 7/20 #888653	37,641	**	40,147
	FNMA 6.50% 8/36 #888544	111,234	**	125,323
	FNMA 6.50% 8/36 #888034	32,256	**	36,417
	FNMA ARM 6.25% 6/36 #886983	7,204	**	7,594
	FNMA ARM 4.893% 10/35 #847787	8,047	**	8,437
	FNMA ARM 5.280% 3/35 #843014	12,644	**	13,217
	FNMA ARM 5.349% 12/34 #843013	9,208	**	9,607
	FNMA ARM 5.344% 7/35 #834917	4,018	**	4,200
	FNMA ARM 5.12% 6/35 #823810	17,192	**	18,310
	FNMA ARM 4.653% 3/35 #816322	1,862	**	1,922
	FNMA ARM 4.293% 3/35 #815586	7,560	**	8,033
	FNMA ARM 4.53% 12/34 #802852	71,141	**	74,777
	FNMA ARM 5.05% 7/34 #801635	6,547	**	6,895
	FNMA ARM 3.752% 10/33 #755148	15,078	**	15,650
	FNMA ARM 4.358% 10/33 #754672	5,727	**	5,963
	FNMA ARM 3.753% 10/33 #746320	15,092	**	15,847
	FNMA 15YR 4.50% 6/19 #745278	85,853	**	91,568
	FNMA 6.50% 7/35 #745092	24,002	**	26,984
	FNMA 6.50% 12/32 #735415	22,761	**	25,702
	FNMA ARM 4.68% 11/34 #735011	72,510	**	76,758
	FNMA 15YR 4.00% 8/18 #727438	90,683	**	96,323
	FNMA ARM 3.984% 5/33 #703915	1,691	**	1,781
	FNMA ARM 4.801% 2/33 #695019	9,041	**	9,410
	FNMA 15YR 7.00% 11/18 #555999	2,124	**	2,239
	FNMA 6.50% 7/32 #545762	22,734	**	25,673
	FNMA 6.50% 7/32 #545759	38,212	**	43,151
	FNMA 15YR 6.00% 12/16 #545375	5,268	**	5,548
	FNMA 15YR 6.50% 8/15 #535511	8,852	**	9,128
	FNMA ARM 06/42#AO2244	68,766	**	70,510
	FNMA 15YR 3.50% 5/27 #AL1751	—	**	666
	FNMA 15YR 3.50% 3/27 #AL1746	962,535	**	1,011,063
	FNMA 15YR 3.50% 5/27 #AL1741	—	**	1,216
	FNMA 15YR 3.50% 1/26 #AL1168	240,704	**	252,764
	FNMA ARM 2.57% 10/41 #AH5261	193,365	**	201,358
	FNMA ARM 2.69% 9/41 #AH5260	252,330	**	264,050
	FNMA ARM 10/41#AJ3399	19,182	**	20,056
	FNMA ARM 09/41#AI9813	47,168	**	49,267
	FNMA ARM 3.365% 10/41#AI6819	40,634	**	42,824
	FNMA ARM 3.545% 07/41#AI6050	84,254	**	89,201
	FNMA ARM 3.01% 8/41 #AI4358	58,303	**	60,771
	FNMA ARM 3.228% 7/41#AI3469	75,753	**	79,876
	FNMA 15YR 6.50% 5/14 #323788	165	**	167
	FNMA 5.50% 11/34 #310105	897,130	**	991,859
	FNMA 15YR 6.00% 12/17 #254547	1,658	**	1,770

	Total Mortgage Backed Securities		—	$52,329,930

	Corporate Bonds:
	WPACBKG 1.6% 1/12/18	402,000	**	$398,865
	WPACBKG 0.95% 01/12/16	402,000	**	404,459
	WESTPAC BANKING CRP 2% 8/14/17	703,000	**	712,265
	WELLS FARGO BK .75% 7/20/15	756,000	**	760,676

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	WELLS FARGO&COM 3.676% 6/15/16	650,000	**	699,076
	WELLS FARGO & CO 2.15% 1/15/19	642,000	**	642,054
	APPLE INC 1% 5/3/18	1,388,000	**	1,343,706
	AUSTRALIA & NZ 1.875% 10/06/17	393,000	**	394,332
	AUSTRALIA & NZ BK .9% 2/12/16	574,000	**	575,321
	AUSTRALIA & NZ 1.45% 5/15/18	370,000	**	358,591
	WELLS FARGO & CO 1.25% 2/13/15	1,485,000	**	1,504,376
	BANK MONTREAL MTN 2.5% 1/11/17	390,000	**	406,204
	BANK OF MONTREL 2.375% 1/25/19	400,000	**	401,025
	BANK OF NY MTN 2.4% 1/17/17	930,000	**	961,647
	BK NOVA SCOTIA 1.375 12/18/17	603,000	**	591,786
	WELLS FARGO MTN 3.625% 4/15/15	219,000	**	229,465
	WAL-MART STORES 1.125% 4/18	762,000	**	741,072
	WAL MART STORES 2.8% 4/15/16	690,000	**	726,725
	WAL MART STORES 2.25% 7/08/15	434,000	**	450,174
	TOYOTA MOTOR CR 2% 10/24/18	700,000	**	702,033
	BERKSHIRE HATH FIN 1.6 5/15/17	496,000	**	501,608
	BERK HATH INC 1.9% 1/31/17	740,000	**	762,668
	TOYOTA MOT CRD 1.25% 11/17/14	580,000	**	585,705
	TOTAL CAP INTL 1.55% 6/28/17	390,000	**	389,982
	TOTAL CAPITAL SA 1.5% 2/17/17	390,000	**	392,858
	TOTAL CAP CDA L 1.45% 01/15/18	416,000	**	413,858
	TORONTO DOMINI 2.625% 09/10/18	754,000	**	774,701
	TORONTO DOM 1.4% 4/30/18	760,000	**	740,906
	TORONTO DOMINI 2.375% 10/19/16	767,000	**	799,906
	TORONTO DOM BK 2.5% 7/14/16	717,000	**	751,991
	TENN VLY AUTH 1.75% 10/15/18	569,000	**	567,767
	SUMITOMO MITSUI BKG 1.8% 7/17	944,000	**	944,213
	SHELL INTL FIN 1.125% 8/21/17	590,000	**	584,028
	SANOFI AVENTIS 2.625% 3/29/16	366,000	**	383,019
	SAN DIEGO G&E 3% 8/15/21	550,000	**	547,510
	ROYAL BANK CAN 1.45% 09/09/16	329,000	**	335,092
	ROYAL BK CANADA 2.3% 7/20/16	213,000	**	222,371
	ROYAL BK CDA 2.2% 7/27/18	769,000	**	778,880
	ROYAL BK CAN GL 1.5% 01/14/18	603,000	**	595,103
	ROYAL BK CDA GBL .8% 10/30/15	451,000	**	452,723
	ROYAL BK CAN GL .85% 03/08/16	550,000	**	550,670
	CHEVRON CORP NE 1.104% 12/5/17	740,000	**	723,986
	CHEVRON CORP 0.889% 06/24/16	162,000	**	162,413
	RABOBANK NDL 1.7% 3/19/18	760,000	**	753,902
	PROCTER & GAMBLE 1.6% 11/15/18	689,000	**	679,666
	PROCTER & GAMBLE 1.8% 11/15/15	330,000	**	338,385
	PEPSICO INC 7.9% 11/01/18	335,000	**	422,953
	NATIONAL AUSTR NY BR 2% 3/9/15	390,000	**	399,348
	COCA-COLA CO 1.15% 3/5/18	760,000	**	740,169
	COCA-COLA CO 1.65% 11/1/18	760,000	**	751,707
	COLGATE-PALMOLIVE 0.9% 5/1/18	483,000	**	461,846
	MIDAMERICAN ENE 2.4% 03/15/19	750,000	**	759,931
	MICROSOFT CORP 1.625% 12/06/18	1,000,000	**	986,967
	MICROSOFT CORP .875% 11/15/17	117,000	**	115,271
	COMMONWEALTH NY 1.95% 3/16/15	970,000	**	991,727
	RABOBNK NEDRLD MTN 2.125 10/15	192,000	**	197,833
	CREDIT SUIS(NY)MTN 3.5 3/23/15	300,000	**	313,458
	MANITOBA (PROV) 1.125% 6/1/18	950,000	**	927,622
	DEUTSCHE BK AG 3.25% 1/11/16	670,000	**	710,975
	JPMORGAN CHASE 3.15% 7/05/16	481,000	**	511,646
	JPMORGAN CHASE CO 3.4% 6/24/15	353,000	**	366,803
	JPMC CO MTN 3.7% 1/20/15	170,000	**	178,118
	JPMC CO MTN 1.875% 3/20/15	1,950,000	**	1,986,618
	INTL FIN CORP .875% 06/15/18	1,321,000	**	1,275,317
	IBRD 0.5% 04/15/2016	2,491,000	**	2,489,686
	HSBC USA INC 2.625% 09/24/18	198,000	**	202,639
	HSBC USA INC 2.375% 2/13/15	1,277,000	**	1,314,635
	GENERAL ELE CAP CR 1.5 7/12/16	2,070,000	**	2,106,317
	GENERAL ELEC CAP 1.0% 1/8/16	483,000	**	486,503
	GE-ELE CAP CORP 1.625% 7/2/15	1,099,000	**	1,125,740
	GENERAL ELEC MTN3.35% 10/17/16	570,000	**	609,418
	GENERAL ELEC 2.95% 5/09/16	102,000	**	107,219
	GE CAP CORP 2.25% 11/9/15	342,000	**	353,580
	GE CAP MTN 3.5% 6/29/15	355,000	**	370,556
	GE-CORP .85% 10/09/15	413,000	**	415,728

	Total Corporate Bonds		—	$49,418,093

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset Backed Securities:
	WOLS 2013-A A3 1.10% 12/16	700,000	**	$702,831
	ALLYL 2012-SN1 A3 .57% 8/20/15	980,000	**	980,563
	ALLYA 2013-1 A3 .63% 5/15/17	945,000	**	945,247
	AMXCA 2012-2 A .68% 3/18	1,910,000	**	1,914,021
	AMXCA 2013-3 A .98% 05/19	696,000	**	694,796
	AMXCA 2012-5 A 0.59% 5/18	2,770,000	**	2,769,425
	WOART 2013-A A3 .64% 4/16/18	320,000	**	319,759
	WOART 2012-A A3 0.64% 2/17	510,000	**	510,835
	VALET 2013-2 A3 0.7% 04/18	752,000	**	750,837
	VWALT 2013-A A3 0.84% 07/16	490,000	**	492,129
	VALET 2013-1 A3 .56% 8/17	570,000	**	569,368
	TAOT 2013-A A3 .55% 01/17	420,000	**	420,046
	SLMA 2012-7 A2 1ML+28 9/19	370,000	**	368,762
	NEF 2005-1 A5 4.74% 10/45	133,337	**	131,249
	NAROT 2013-B A3 0.84% 11/17	660,000	**	661,927
	NALT 2013-A A3 .61% 04/16	750,000	**	750,102
	NALT 2012-B A4 0.74% 9/18	199,000	**	199,238
	NAROT 2013-A A3 .50% 5/17	710,000	**	709,789
	MBART 2013-1 A3 0.78% 08/17	470,000	**	471,205
	MBALT 2013-A A3 .59% 02/16	680,000	**	680,560
	MBALT 2013-B A3 0.62% 07/16	580,000	**	580,258
	HART 2013-C A3 1.01% 02/18	210,000	**	211,018
	BMWLT 2013-1 A3 .54% 09/15	393,000	**	393,083
	HART 2013-B A3 .71% 09/17	660,000	**	661,066
	HART 2013-A A3 0.56% 7/17	570,000	**	570,076
	HAROT 2013-2 A3 .53% 2/17	270,000	**	269,856
	HAROT 2013-1 A3 .48% 12/15	950,000	**	949,628
	HAROT 2013-3 A3 0.77% 05/17	450,000	**	451,169
	GEMNT 2012-5 A 0.95% 6/15/18	980,000	**	982,082
	GEMNT 2012-1 A 1.03% 1/18	730,000	**	732,349
	GEMNT 2009-4 A 3.8% 11/17	660,000	**	678,436
	FORDL 2013-B A3 .76% 09/16	290,000	**	290,015
	FORDO 2013-B A3 .57% 6/16	480,000	**	479,658
	COMET 2013-A1 A1 .63% 11/18	2,034,000	**	2,030,178
	COMET 2013-A3 A3 .96% 9/19	759,000	**	750,157
	CARMX 2012-3 A3 0.52% 7/17	300,000	**	299,972
	CARMX 2013-3 A3 .97% 11/15/16	550,000	**	553,063
	CHAIT 2012-A3 A3 0 6/17	1,890,000	**	1,897,170
	CHAIT 2012-A5 A5 .59% 8/17	1,890,000	**	1,890,673
	CHAIT 2012-A8 A8 0.54% 10/17	2,270,000	**	2,267,074
	CHAIT 2013-A8 A8 1.01% 10/18	762,000	**	761,110
	FORDL 2013-A A3 0.60% 3/16	660,000	**	660,474
	FORDO 2013-A A3 .55% 07/17	550,000	**	549,901
	CCCIT 2012-A1 A1 0.55% 10/17	1,080,000	**	1,080,028
	CCCIT 13-A3 A3 1.11% 7/23/18	610,000	**	614,882
	CCCIT 2013-A6 A6 1.32% 09/18	756,000	**	764,344
	FORDO 2012-D A3 0.51% 4/17	470,000	**	469,976
	FORDL 2012-B A3 0.57% 9/15	450,000	**	450,473
	DCENT 2013-A5 A5 1.04% 04/19	758,000	**	757,128
	DCENT 2013-A2 A2 .69% 07/18	1,850,000	**	1,847,507
	DCENT 2012-A3 A 0.86% 11/15/17	950,000	**	954,178
	DCENT 2012-A1 A1 0.81% 8/17	870,000	**	873,356

	Total Asset Backed Securities		—	$41,763,027

	Wrapper Contracts:
	GIC State Street Bank and Trust Company Boston Contract # 107049		**	$40,357
	GIC Monumental Life Insurance Company Contract # MDA01058TR-00		**	39,044

	Total Wrapper Contracts		—	$79,401

*	Participant loans	3.25% - 7.75% Maturing through 2018	**	$70,604,491

	Total investments at year end		159,820,724	$3,434,788,991

* Party-in-interest
** Historical cost is disclosed only for non-participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2014		NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

	By:	/s/ DEBORAH H. CAPLAN
Deborah H. Caplan Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe Horwath LLP